(The following quarterly financial report was printed in a 11 x 8 1/2 landscrape presentation.
Wile five (5) pages are presented here, the actual report produced was a one page 3-fold format.)

                        October 31, 1997

Dear Shareholder:

     The  third  quarter  of 1997  was  marked  by
substantial  growth  for  Abigail  Adams  National
Bancorp,   Inc.,   along  with  strong   gains  in
profitability.  Our profits  increased  12 percent
over the same quarter of the prior year, while at
the  same  time,  our  total  loans  increased  34
percent and net  interest  income grew 29 percent.
Adams  recovered   interest  income,  as  well  as
principal, on one nonaccrual loan which was repaid during the third quarter of 1997. Net income for the nine months ended September 30, 1997 was $819,000 as compared to $783,000 one year earlier.

     Adams' growth is reflected in more than just financials, however, as we move ever closer to the November 6, 1997 opening of our new Chinatown branch at 7th and H Streets, across from the soon-to-be-opened MCI Center. The new branch is uniquely designed to allow us to deliver our high technology banking services in an atmosphere that reflects our respect for the Chinese customs and culture of the area.

     Business expansion at the Dupont Circle East branch continues to set a healthy pace, with deposits reaching approximately $8 million at the end of the third quarter. Our very personal approach to banking has not gone unnoticed by our new customers. One typical letter begins: "I recently opened an account at your Dupont Circle branch. Each time I have a transaction, I am made to feel as if I am the Bank's most important customer..."

     Acquisition of Ballston Bancorp, Inc. (parent company of The Bank of Northern Virginia) is expected to close in the fourth quarter following receipt of all necessary approvals. The purchase, made possible by last year's highly successful third quarter stock offering, will give Adams branches in Arlington and Ballston Common -- at the heart of a Northern Virginia economy that fuels a fast-growing segment of small businesses and high tech firms.

     Adams     continues     to    maintain    its
well-capitalized status with total assets of $124 million, up 12 percent from $111 million one year ago. The Board of Directors has once more declared a quarterly cash dividend of ten cents per share to stockholders of record on September 30, 1997.

     We look forward to the growth and expansion of the upcoming months while providing the level of personal service that is the foundation of our continuing success.

                        Sincerely,


                        Barbara Davis Blum
                        Chairwoman, President &CEO
[Page: Outside back right page or folded inside right page]

The
Adams
National Bank

1627 K Street, NW
Washington, DC 20006
(202) 466-4090
www.adamsbank.com

Branch Locations            Board of Directors

Main Office                 Barbara Davis Blum
1627 K Street, NW           Chairwoman, President and
Washington, DC 20006        Chief Executive Officer
(202) 466-4090              The Adams National Bank

Dupont Circle East          Shireen L. Dodson
1604 17th Street NW         Assistant Director
Washington, DC 20009        Center for African American
(202) 466-4090              History and Culture
                            Smithsonian Institution
Georgetown
2905 M Street, NW           Susan Hager
Washington, DC 20007        Chairwoman and
(202) 466-4090              Chief Executive Officer
                            Hager Sharp, Inc.
Union Station
50 Massachusetts Ave, NE    Jeanne D. Hubbard
Washington, DC 20002        Executive Vice President
(202) 466-4090              First Sentry Bank (W. Va.)

MCI Center/Chinatown        Clarence L. James, Jr., Esquire
(Opening Fall, 1997)        Executive Director
802 Seventh Street, NW      Executive Leadership Council
Washington, DC 20001
                            Steve Protulis
                            Executive Director
                            National Council of
                            Senior Citizens

                            Marshall T. Reynolds
                            Chairman & President
                            Champion Industries, Inc.

                            Robert L. Shell, Jr.
                            Chief Executive Officer
                            Guyan International

                            Dana B. Stebbins, Esquire
                            Partner
                            Wilkes, Artis, Hedrick & Lane

                            Susan J. Williams
                            President
                            Bracy Williams & Company

FDIC
Equal Housing Lender
[Union logo 'bug' here]

[Page: Outside back middle page.]

            VISION LEADERSHIP STRATEGY








[Mural Artwork appears here in the background]





                        20
       Abigail Adams National Bancorp, Inc.
                       years



          In The National Capital Region



























               Third Quarter Report

                September 30, 1997


[Page: outside back left page or the left folded front cover]

Balance Sheet       Abigail Adams National Bancorp, Inc.
-------------------------------------------------------
($ IN THOUSANDS)
(UNAUDITED)

                                       September 30,
                                       1997       1996
-------------------------------------------------------
Assets:
Cash and due from banks             $ 5,688    $  6,571
Short-term investments                5,429      26,277
Securities (market value of
  $26,604 and $13,371 in 1997
  and 1996, respectively)            26,567      13,351
Loans                                84,729      63,343
 Less:  Allowance for loan losses    (1,124)     (1,279)
  Loans, net                         83,605      62,064
Other real estate                       --          105
Other assets                          2,688       2,216
                                     -------    -------
     Total assets                   $123,977   $110,584
                                    ========   ========

Liabilities and
  Stockholders' Equity:
Deposits                            $105,446   $ 94,878
Short-term borrowings                  2,879      2,075
Long-term debt                         1,095         --
Other liabilities                      1,050        726
                                      -------   -------
     Total liabilities                110,470    97,679
Stockholders' equity                   13,507    12,905
                                      -------   -------
     Total liabilities and
       stockholders' equity          $123,977   $110,584
                                     ========   ========



Selected Data            Abigail Adams National Bancorp, Inc.
------------------------------------------------------------
September 30, 1997 and 1996
(UNAUDITED)


                                         1997      1996
-------------------------------------------------------
Allowance for loan losses as a
  percentage of loans                    1.33%     2.02%
Average equity to average assets        11.69%     9.23%
Return on average assets                  .96%     1.15%
Net interest margin                      5.28%     5.32%


[Page: Inside left page]

Statement of Income    Abigail Adams National Bancorp, Inc.
----------------------------------------------------------
($ IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

                                   Three months ended:    Nine months ended:
                                       September 30,         September 30,
                                      1997       1996       1997      1996
----------------------------------------------------------------------------
Interest income:
  Interest and fees on loans        $ 2,139    $ 1,514    $ 5,740    $ 4,494
  Interest on securities                281        180        894        532
  Interest on short-term investments    139        244        319        474
                                      ------    -------    -------    ------
    Total interest income             2,559      1,938      6,953      5,500

Interest expense:
  Interest on deposits                  957        711      2,589      2,045
  Interest on short-term borrowings      32         28         96         80
  Interest on long-term debt             19        --          58          4
                                     -------   --------    -------    ------
    Total interest expense            1,008        739      2,743      2,129
                                      ------     ------  ---------    ------

    Net interest income               1,551      1,199      4,210      3,371

Provision (benefit) for loan losses     --         (50)       --         (50)
                                    --------     ------   --------     ------
    Net interest income after
     provision (benefit) for
     loan losses                      1,551      1,249      4,210      3,421

Other income:
  Service charges on deposits           281        189        845        537
  Other income                           14         83         52        142
                                      ------     ------     ------     -----
    Total other income                  295        272        897        679

Other expense:
  Salaries and employee benefits        545        461      1,628      1,346
  Net occupancy expense                 258        197        731        552
  Professional fees                      72         72        222         87
  Data processing expense               137         85        350        258
  Other operating expense               278        236        824        616
                                      ------     ------    -------     -----
    Total other expense               1,290      1,051      3,755      2,859
                                     -------    -------    -------    ------

    Income before taxes                 556        470      1,352      1,241

Income tax expense                      223        172        533        458
                                       -----     ------    ------      -----
    Net income                        $ 333     $  298     $  819    $   783
                                      =====     ======     ======    =======
    Net income per share            $  .20     $   .20    $   .50   $    .73
                                    =======    =======    =======   ========

    Weighted average number of
       shares used to compute EPS  1,630,945  1,502,192  1,630,505  1,077,659
[Page: Inside middle page------]  [Page: Inside right page --------------- ]